Saints Advisors, LLC
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors, LLC (the "Company") was organized in the State of California on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Auto and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

For the year ended December 31, 2015, the Company conducted minimal securities business and was only able to maintain operations via additional paid-in capital from its members. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the members will continue to capitalize the Company to fund its continuing operations.

Note 2:   AUTO AND EQUIPMENT, NET

Auto and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobiles	$ 159,373	3 Years
Computers	22,500	5 Years
Total cost of auto and equipment	181,873	
Less: accumulated depreciation	(173,792)	
Auto and equipment, net	$ 8,081	

Depreciation expense for the year ended December 31, 2015 was $32,323.

Note 3: INCOME TAXES

As described in Note 1, the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However the Company is subject to an annual tax of $800 and an LLC fee based on total income from all sources derived from or attributable to the state of California.

Franchise tax (2015)	$ 800
Total income tax provision	$ 800

Note 3:   INCOME TAXES
(Continued)

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Note 4:   RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the company in accordance with an expense sharing agreement. These expenses are included in the statement of operations. For the year ended December 31, 2015, the Company paid $1,138 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5:   COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its

Note 6:   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

Note 7:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $16,839 which was $11,839 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($285) to net capital was 0.0169 to 1, which is less than the 15 to 1 maximum allowed.